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                                                                     Exhibit 4.2

                                    AMENDMENT
                                       TO
                                RIGHTS AGREEMENT

              THIS AMENDMENT TO RIGHTS AGREEMENT (this "Amendment"), dated as of January 8, 2003, is between Mercator Software, Inc., a Delaware corporation (the "Company"), and THE BANK OF NEW YORK, a New York banking corporation, as rights agent (the "Rights Agent") under the Rights Agreement, dated as of September 2, 1998, between the Company (then known as "TSI International Software Ltd.") and the Rights Agent (the "Rights Agreement").

              The Company and Rights Agent agree that the Rights Agreement shall be amended as follows:

              1. Section 7(b) of the Rights Agreement shall be amended to read as follows:

              "(b) The purchase price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right (the "Purchase Price") shall be $20.00, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below."

              2.   Any adjustment to the Purchase Price pursuant to Section 11
(a) or Section 11(b) through 11(o) of the Rights Agreement shall be based solely on events occurring after the date of this Amendment.

              3. Section 24(a) of the Rights Agreement shall be amended to delete the second sentence, so that Section 24(a) in its entirety reads as follows:

              "(a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, authorize and direct the exchange of all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of
Section 11(a)(ii) hereof) for Common Shares at an exchange ratio (the "Exchange Ratio") of one Common Share per Rights, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof."

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              4.   Conforming changes shall be made to the Form of Right
Certificate attached as Exhibit B to the Rights Agreement and to the Summary of Rights to Purchase Preferred Shares attached as Exhibit C to the Rights Agreement.

              5. This Amendment shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and assigns.

              6. Except as expressly provided in this Amendment, all provisions of the Rights Agreement shall remain in full force and effect and shall be unchanged by this Amendment.

              7. Unless otherwise defined herein, all defined terms used herein shall have the meanings given to them in the Rights Agreement.

              8. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts to be made and performed entirely within that State.

              IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

                                           MERCATOR SOFTWARE, INC.

                                           By /s/ Gerald E. Klein
                                              ----------------------------------
                                                 Name: Gerald E. Klein
                                                 Title: Assistant Secretary

                                           THE BANK OF NEW YORK, RIGHTS AGENT

                                           By /s/ Alexander Pabon
                                              ----------------------------------
                                                 Name: Alexander Pabon
                                                 Title: Assistant Vice-President

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